FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR January 8, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                FORM  51-102F3

                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

DynaMotive Energy Systems Corporation (the "Issuer")
230-1700 West 75th Avenue
Vancouver, BC V6P 6G2

Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         January 7, 2008


Item 3   News Release
         ------------

         Issued January 7, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, January 7, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced the appointment of David B. McMillan as President, Dynamotive USA. Mr. McMillan will be responsible for the development and implementation of the company's business plan for the U.S. market, reporting directly to Andrew Kingston, Dynamotive USA Chief Executive Officer and Dynamotive Energy System Corp. President & CEO.


Item 5   Full Description of Material Change
         -----------------------------------

 Full Description of Material Change

VANCOUVER, BC, CANADA, January 7, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced the appointment of David B. McMillan as President, Dynamotive USA. Mr. McMillan will be responsible for the development and implementation of the company's business plan for the U.S. market, reporting directly to Andrew Kingston, Dynamotive USA Chief Executive Officer and Dynamotive Energy System Corp. President & CEO.

Mr. McMillan earned a B.S. degree in chemical engineering from Texas A&M University in 1979, and comes from Eastman Chemical Company after a 28 year career. Mr. McMillan has a strong background in profit and loss management, strategic planning, and operations. He also led a major business development initiative in the late 1990's that successfully established a new $200 million chemical manufacturing complex in Southeast Asia. In 1999, he assumed global responsibility for an $800 million business segment within Eastman, leading the development and execution of strategies that resulted in a major improvement in corporate performance.

Andrew Kingston commented, "David McMillan brings to Dynamotive USA an enormous breadth of experience and expertise. His unique qualifications will greatly enhance the company's ability to establish itself as a major force in the U.S. market." He added, "David has a proven track record of success spanning three decades. We are fortunate to welcome
him as a member of our corporate leadership team.   In the past year,
Dynamotive has expanded its senior management team attracting high caliber individuals to its international and corporate operations. Mr. McMillan joins Mr. Raul Parisi who is responsible for corporate development in Argentina and Latin America and, most recently, Mr. Tom Bouchard who joined Dynamotive as corporate Chief Operating Officer. We are delighted to have added this expertise."


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013


Item 9   Date of Report
         --------------

         January 7, 2008

       DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                             (signed)     "Andrew Kingston"
                                           ---------------
                                           Andrew Kingston
                                           President & CEO

  DYNAMOTIVE ENERGY SYSTEMS CORPORATION     News Release:  January 7, 2008

    Dynamotive Appoints David B. McMillan as President, Dynamotive USA

VANCOUVER, BC, CANADA, January 7, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced the appointment of David B. McMillan as President, Dynamotive USA. Mr. McMillan will be responsible for the development and implementation of the company's business plan for the U.S. market, reporting directly to Andrew Kingston, Dynamotive USA Chief Executive Officer and Dynamotive Energy System Corp. President & CEO.

Mr. McMillan earned a B.S. degree in chemical engineering from Texas A&M University in 1979, and comes from Eastman Chemical Company after a 28 year career. Mr. McMillan has a strong background in profit and loss management, strategic planning, and operations. He also led a major business development initiative in the late 1990's that successfully established a new $200 million chemical manufacturing complex in Southeast Asia. In 1999, he assumed global responsibility for an $800 million business segment within Eastman, leading the development and execution of strategies that resulted in a major improvement in corporate performance.

Andrew Kingston commented, "David McMillan brings to Dynamotive USA an enormous breadth of experience and expertise. His unique qualifications will greatly enhance the company's ability to establish itself as a major force in the U.S. market." He added, "David has a proven track record of success spanning three decades. We are fortunate to welcome
him as a member of our corporate leadership team.   In the past year,
Dynamotive has expanded its senior management team attracting high caliber individuals to its international and corporate operations. Mr. McMillan joins Mr. Raul Parisi who is responsible for corporate development in Argentina and Latin America and, most recently, Mr. Tom Bouchard who joined Dynamotive as corporate Chief Operating Officer. We are delighted to have added this expertise."


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material.
When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx')emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been awarded the coveted EcoLogo in Canada, meaning that they are certified, as meeting the stringent environmental criteria for industrial fuels as measured by Environment Canada's. Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina Its carbon and greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. For further information, please visit the company's website at www.dynamotive.com.

Contacts:
Nathan Neumer, Director of Communications, 604-267-6042


Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.